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                          May 17, 2021

       Thomas P. Minichiello
       Chief Financial Officer
       EMCORE CORP
       2015 W. Chestnut Street
       Alhambra, CA 91803

                                                        Re: EMCORE CORP
                                                            S-3 Filed May 13,
2021
                                                            File No. 333-256090

       Dear Mr. Minichiello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact SiSi
Cheng at 202-551-5004 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              James J. Masetti, Esq.